United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

CNPJ/MF no 42.157.511/0001 -61 A Publicly Listed Company

     Summary of the Minutes of an Extraordinary General Shareholders Meeting of Aracruz Celulose S.A., held on November 24, 2008 __________________________________________________________________

1. PLACE, DATE & TIME: On November 24, 2008, at 11:00 a.m., in the boardroom at the company’s head-office, located at km 25 of the Aracruz/Barra do Riacho highway, in the municipality of Aracruz - ES.

2. CALL TO MEETING: Through announcements published on November 7th, 10th and 11th in the Official Gazette of the State of Espírito Santo (pp 15, 10 and 7, respectively) and in the newspaper “Gazeta Mercantil” (São Paulo regional edition, pp. B-10, B-10 and B-10, respectively), and on November 7th, 8th and 10th in the newspaper “A Gazeta” (pp. 18, 34 and 4 respectively), copies of which were made available to all those interested parties present at the meeting, who therefore waived its reading or transcription.

3. QUORUM: Shareholders representing more than 96.5% of the company’s voting capital, as well as holders of preferred stock, with no voting rights, as confirmed by the signatures in the Attendance Register.

4. OFFICIALS: The meeting was chaired by Mr. Carlos Alberto Vieira, Chairman of the company’s Board of Directors, who called upon me, Pedro Testa, to act as Secretary.

5. DELIBERATIONS: The Chairman declared the meeting open and talked briefly about the topic on the agenda. There followed the presentation of the reports submitted to the Board of Directors, upon which was based the proposal put before the Extraordinary General Meeting. After the matter had been discussed by those present, it was decided: i) unanimously, by those present, to have these minutes drawn up in summary form and published, without the signatures of the shareholders present, under the terms of Article 130, Law no 6,404/76; and ii) by a majority of those present, with the Fundo Latino Americano CIBC voting against, to bring legal action to hold Mr. Isac Roffé Zagury, the company’s former Chief Financial Officer, legally responsible for the losses caused to the company as a result of engaging in derivative transactions above and beyond the limits provided for in the company’s Financial Policy, whereby the management is to assess, together with specialized legal advisors, the most appropriate way of proceeding with such action. The shareholder BNDES Participações S.A. abstained from the latter vote, on the grounds that, at the moment of the voting instruction, it had insufficient information on which to base such a decision. The shareholders Arapar S.A. and São Teófilo Representação e Participações S.A. presented voting declarations that shall be filed with the company under the terms of Article 130, paragraph 1, of Law no 6,404/76.

6. CLOSING THE MEETING:

With nothing further to be dealt with, the meeting was closed with the drafting of these minutes, signed by those shareholders sufficient to form a majority. Aracruz, November 24, 2008. (signatures) Carlos Alberto Vieira – Chairman of the meeting -CEO; Pedro Testa - Secretary; for Newark Financial Inc. – Pedro Testa; for Arapar S.A. and São Teófilo Representação e Participações S.A. – Luciana Magalhães Costa; for Arainvest Participações S.A. – Luciana Novazzi; for BNDES Participações S.A. (BNDESPar) - Alice Ferreira Lopes; and for Fundo Latino Americano CIBC – Clóvis Purgato.

This is (a free translation of) an exact copy of the original document.

Aracruz, November 24, 2008 Pedro Testa - Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer